Dear Fellow Shareholders,

During the third quarter of fiscal 2006, Pacific Rim continued to execute on its exploration strategy to expand the gold resource on its flagship El Dorado gold project in El Salvador.

Between November 1, 2005 and January 31, 2006 Pacific Rim continued to concentrate its exploration efforts on delineation drilling at the South Minita gold zone. South Minita is located 500 meters south of, and on the same structural zone as, the Minita deposit, the subject of the Company’s January 2005 positive pre-feasibility study. Because of its proximity to Minita, South Minita has the potential to expand the size and economic outcome of the proposed operation at Minita by increasing the gold ounces with potentially small incremental increases in capital costs.

Drilling during the third quarter of fiscal 2006 focused on filling in areas between previously drilled holes to adequately define the grades and boundaries of the South Minita gold mineralization. During the course of this delineation drilling, a number of new high-grade zones were encountered, both within and below the known mineralized area. As a result, the Company has extended its South Minita definition drilling program to delineate these areas in preparation for the commissioning of a resource estimate, which is now expected to commence before April 30, 2006. The Company will then amend the Minita pre-feasibility study to take into consideration the new ounces defined by the South Minita resource estimate, which will provide an economic analysis of a proposed operation that involves mining Minita and South Minita concurrently.

On March 1, 2006 Pacific Rim completed a bought deal financing in which it raised a net amount of US $16.2 through the issuance of 23,900,000 common shares at a price of $0.84 Cdn through a syndicate of underwriters. The financing was fully subscribed, including an over-allotment option to the underwriters of 6,000,000 shares. This financing was undertaken to provide the Company with the financial strength to reach its anticipated milestones over the coming months, including: completing the South Minita definition drilling program and updated El Dorado resource estimate; conducting an amended economic assessment and full feasibility study for the El Dorado project; testing the numerous prospective gold targets on the El Dorado and Santa Rita projects that were discovered during the past year but not yet drill tested; and commencing the construction of an underground ramp on the El Dorado project.

Pacific Rim remains focused on its goal of becoming a low-cost intermediate level gold producer and is confident in the El Dorado project’s capacity to meet this objective.

On behalf of the board of directors,

“Thomas Shrake”	“Catherine McLeod-Seltzer”
Thomas C. Shrake	Catherine McLeod-Seltzer
President and CEO	Chairman

March 14, 2006
Vancouver, BC